

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Travis J. Boone
President, Chief Executive Officer and Director
Orion Group Holdings Inc.
12000 Aerospace Avenue, Suite 300
Houston, TX 77034

Re: Orion Group Holdings Inc.
Registration Statement on Form S-3
Filed May 20, 2024
File No. 333-279527

Dear Travis J. Boone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Clinton H. Smith